Exhibit 99.153

CONSENT OF MICHAEL CATHRO

The undersigned hereby consents to the reference of the undersigned’s name included or incorporated by reference in the Registration Statement on Form 40-F being filed by Energy Fuels Inc. (the “Company”) with the United States Securities and Exchange Commission, and any amendments thereto, in connection with the Company’s press release dated December 28, 2012, which includes reference to the undersigned in connection with scientific and technical information regarding the properties described therein.

/s/ Michael Cathro
Name: Michael Cathro
Title: Vice-President of Exploration,
Virginia Energy Resources Inc.

Date: November 15, 2013